GRUPO CARSO, S.A. DE C.V.

04 MAR 10 AM 7:21

March 4th, 2004.

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

04010450

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the call for the Meeting of GRUPO CARSO, S.A. de C.V., related to the Shareholders General Ordinary Assembly which will be held on April 21, 2004.

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Sincerely,

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

dw 3/10

GRUPO CARSO, S.A. DE C.V.
CALL FOR

THE SHAREHOLDERS

GENERAL ORDINARY ASSEMBLY

04 MAR 10 AM 7:21

By decision of the Board of Directors of, Grupo Carso, S.A. de C.V., the corporations' shareholders are hereby called for a Shareholders General Ordinary Assembly that shall take place on April 21 2004, at 12:30 hours, in the building located at Av. Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, México, D.F., Santa Fe Shopping Mall-Sears Store, third floor (Store's corporate offices), to discuss the matters included in the following:

AGENDA

I. To present and if applicable, approve the Board of Directors Report regarding the fiscal year that ended December 31, 2003, which includes the financial statements as of that date and the Examiner's report, under the terms of Art. 172 of the Mercantile Corporations General Act, as well as all other information related to it. Resolutions on this respect.

II. To present and, if applicable, approve a proposal regarding profits allocation, which includes the payment of dividends in cash to the shareholders of $0.70 MN per share, resulting from net fiscal year profit balance, divided in two equal exhibits of $0.35 M.N. per each share. Resolutions on this respect.

III. To present, and if applicable, approve a proposal as to establish the maximum amount of the resources to acquire own shares as up to $3,000 million pesos, based upon the provisions of Article 14 Bis 3, Fraction I of the Stock Market Act, and to adopt the resolutions to this regard as well as those that derive from and relate to the purchase of own shares.

IV. To ratify, if applicable, management of the Board of Directors for fiscal year 2003. Resolutions on this respect.

V. To appoint or ratify, according to the case, the Board of Directors members and the Examiners. To adopt the resolutions to this respect and that related to the fees, as well, as any other deriving for such appointment.

VI. Appointment of delegates in charge of executing the resolutions agreed by the assembly, and if such is the case, of the formalities they are subject to. Resolutions on this respect.

To have the right to attend the Assembly, and if such were the case, to vote at the Assembly, the shareholders must obtain their respective admittance cards no later than April 20, 2004, upon delivery of share titles at the address mentioned in the last paragraph herein, or to have delivered to the company the deposit receipts issued by a national or foreign credit institution or in its case by stock brokers in the Mexican Republic. Whenever the deposit of shares has been made at S.D. Indeval, S.A. de C.V., the admittance cards shall be issued against the delivery made by the Company of the corresponding receipts and, if applicable, of the additional lists foreseen by Article 78 of the Stock Market Act.

From the day in which this Call was published, the information and documents related to each one of the items in the Agenda are available to the shareholders in an immediate and complementary form. Shareholders can be represented by authorized empowered representative by means of a proxy in compliance with the provisions of Article 18th of the corporation's bylaws. The persons attending on behalf of shareholders will be able to prove their capacity by means of a proxies issued on special forms prepared by the issuer that are available for the stock

market intermediaries that can prove they represent the shareholders of the issuing corporation, within the term stated in Article 173 of the Mercantile Corporations General Act.

The admittance cards, the information, and the documents and forms to which the previous two paragraphs refer to, shall be available to the shareholders, or their representatives duly certified, or to the stock market intermediaries, as applicable, at Miguel de Cervantes Saavedra No. 255, first floor, at the corner of Moliere street, Ampliación Granada neighborhood, Delegación Miguel Hidalgo, México, D.F., (Telephone 53 28 58 30), during working days and hours.

Mexico, D.F., March 1, 2004.

(signature)
Lic. Sergio Medina Noriega
Board of Directors Secretary